UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
____________________________________

IMPSAT FIBER NETWORKS, INC.
(Name of Subject Company (issuer))
____________________________________

IMPSAT FIBER NETWORKS, INC.
(Name of 14d-1 and 13e-3 Filing Person (offeror))

SERIES A 6% SENIOR GUARANTEED CONVERTIBLE NOTES DUE 2011 AND
SERIES B 6% SENIOR GUARANTEED CONVERTIBLE NOTES DUE 2011
(Title of Class of Securities)

SERIES A CUSIP NO. 45321TAL7 AND SERIES B CUSIP NOS. 45321TAM5 AND 45321TAN3
(CUSIP Number of Class of Securities)

Guillermo Pardo
Senior Vice President, Corporate Finance and Treasury and Secretary
IMPSAT Fiber Networks, Inc.
Elvira Rawson de Dellepiane 150
Piso 8, C1107BCA
Buenos Aires, Argentina
(5411) 5170-0000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing persons)
_________________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$93,832,453.19	$10,040.07

*      Calculated solely for the purpose of determining the filing fee and based upon a purchase of IMPSAT Fiber Networks, Inc.’s $67,308,419 in aggregate principal amount of Series A 6% Senior Guaranteed Convertible Notes due 2011 and $25,595,000 in aggregate principal amount of Series B 6% Senior Guaranteed Convertible Notes due 2011, for a total of $92,903,419 in outstanding aggregate principal amount, at a purchase price of $1,010 for each $1,000 principal amount outstanding. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2007 and such fee is equal to $107 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_________________________ Filing Party:_________________________

Form or Registration No.:_________________________ Date Filed: _________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by IMPSAT Fiber Networks, Inc., a Delaware corporation (the “Company”), to purchase for cash (the “Offer”) any and all of the Company’s Series A 6% Senior Guaranteed Convertible Notes due 2011 (the “Series A Notes”) and Series B 6% Senior Guaranteed Convertible Notes (the “Series B Notes” and, together with the Series A Notes, the “Notes”) upon the terms and subject to the conditions set forth in (i) the Offer to Purchase and Consent Solicitation Statement, dated January 29, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and (ii) the related Letter of Transmittal and Consent (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(ii). Together the Offer to Purchase and the Letter of Transmittal constitute the “Disclosure Documents.” The Offer will expire at 5:00 p.m. New York City time, on February 26, 2007, unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in this Schedule TO as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address

The name of the issuer is IMPSAT Fiber Networks, Inc. The Company is organized and existing under the laws of the State of Delaware and the address of its principal executive offices is Elvira Rawson de Dellepiane 150, Piso 8, C1107BCA, Buenos Aires, Argentina. The telephone number of its principal executive offices is (5411) 5170-0000. The information set forth in the section of the Offer to Purchase entitled “The Company” is incorporated herein by reference.

(b) Securities

This Schedule TO relates to the Offer by the Company to purchase all of its Notes at a purchase price equal to 101.0% of the principal amount of the Notes tendered plus all accrued but unpaid interest thereon up to, but not including, the Payment Date. The information set forth in the Offer to Purchase entitled “The Company - Background of the Notes” and “Background and Purpose of the Offer” is incorporated herein by reference. The subject class of securities is the Company’s Series A 6% Senior Guaranteed Convertible Notes due 2011 and Series B 6% Senior Guaranteed Convertible Notes due 2011. As of the date of this Schedule TO, there was $67,308 419 in aggregate principal amount of the Company’s Series A Notes and $25,595,000 in aggregate principal amount of the Company’s Series B Notes outstanding, for a total of $92,903,419 in aggregate principal amount of the Notes outstanding. The Series A Notes are currently convertible into shares of the Company’s common stock, par value $0.01 per share (“Company Common Stock”), at a conversion price of $13.56 per share. The Series B Notes are currently convertible into shares of Company Common Stock at a conversion price of $20.78 per share. The price per share of Company Common Stock to be paid in the Merger is $9.32 in cash per share. Terms not otherwise defined herein shall have the meaning ascribed to them in the Offer to Purchase.

(c) Trading Market and Price

There is no established trading market for the Notes. The information with respect to our common stock set forth in the section of the Offer to Purchase entitled “Market and Trading Information” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address

The Company is the filing person. This is an issuer tender offer. The business address and business telephone number of the Company are set forth under Item 2(a) above, which is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material Terms

(1) Tender Offers

The information set forth in the sections of the Offer to Purchase entitled “Summary”; “The Merger and Related Transactions;” “Procedure for Tendering Notes;” “Withdrawal of Tenders (and Revocation of Related Consents and Waivers);” “Conditions to the Offer;” “Acceptance for Payment and Payment;” “Extension, Amendment and Termination;” and “Certain Material United States Federal Income Tax Consequences” are incorporated herein by reference.

(b) Purchases

Thomas Doster IV and James Bolin are both directors of the Company and are employed in various capacities by Morgan Stanley. Morgan Stanley & Co. Incorporated (“Morgan Stanley”) holds $11,402,000 in aggregate principal amount (representing 44.5%) of the outstanding Series B Notes. Messrs. Doster and Bolin disclaim any beneficial interest in the Notes owned by Morgan Stanley. The address for Morgan Stanley is 1585 Broadway, New York, NY 10036.

Edward Dartley and Bryan Bloom are both directors of the Company and are employees of W.R. Huff Asset Management Co., L.L.C. William R. Huff owns $27,884,898 in aggregate principal amount (representing 41.4%) of the outstanding Series A Notes and $4,173,981 in aggregate principal amount (representing 16.3%) of the outstanding Series B Notes through two controlled entities: W. R. H. Partners Global Securities, L.P. and W.R. Huff Asset Management Co., L.L.C. Messrs. Dartley and Bloom disclaim any beneficial interest in the Notes owned by William R. Huff. The address for Mr. William R. Huff is c/o W. R. Huff Asset Management Co., L.L.C., 1776 On the Green, 67 Park Place, Morristown, New Jersey 07960.

Mariano Torre Gomez, the Executive Vice President, Sales and Services, of the Company, owns $135,062 in aggregate principal amount (representing 0.201%) of the outstanding Series A Notes, which will be purchased by the Company pursuant to the Offer. The address for Mr. Gomez c/o IMPSAT Fiber Networks, Inc., Elvira Rawson de Dellepiane 150, Piso 8, C1107BCA, Buenos Aires, Argentina.

No other officer, director or affiliate of the Company beneficially owns any Notes and, as such, the Company will not purchase any Notes from any other officer or director in connection with the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

As a condition to entering into the Merger Agreement, Morgan Stanley & Co. Incorporated, W.R. Huff Asset Management Co., L.L.C. and Mariano Torre Gomez entered into Support Agreements whereby they each agreed to tender all of their Series A Notes and Series B Notes pursuant to and in accordance with the terms of this Offer.

The information set forth in the Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 15, 2006, under the sections “Summary Term Sheet;” “The Special Meeting of our Stockholders;” “The Merger—Background of the Merger;” “The Merger—Reasons for the Merger;” “The Merger—Board Recommendation;” “The Merger—Financing for the Merger;” “The Merger—Interests of our Directors and Executive Officers in the Merger;” and “The Merger Agreement” are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes

The information set forth in the section of the Offer to Purchase entitled “Background and Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired

The information set forth in the section of the Offer to Purchase entitled “Background and Purpose of the Offer” is incorporated herein by reference.

(c) Plans

The information set forth in the Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 15, 2006, under the sections “Summary Term Sheet;” “Questions and Answers About the Merger;” “The Special Meeting of our Stockholders;” “The Merger—Background of the Merger;” “The Merger—Reasons for the Merger;” “The Merger—Board Recommendation;” “The Merger—Financing for the Merger;” “The Merger—Interests of our Directors and Executive Officers in the Merger;” and “The Merger Agreement” are incorporated herein by reference.

The information set forth in the section of the Offer to Purchase entitled “The Merger and Related Transactions” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds

The information set forth in the Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 15, 2006, under the section “The Merger—Financing for the Merger” is incorporated herein by reference. The information set forth in the section of the Offer to Purchase entitled “Sources and Amount of Funds” is also incorporated herein by reference.

(b) Conditions

The information set forth in the Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 15, 2006, under the section “The Merger—Financing for the Merger” is incorporated herein by reference. The information set forth in the sections of the Offer to Purchase entitled “Sources and Amount of Funds” and “Conditions to the Offer” is also incorporated herein by reference.

(c) Borrowed Funds

The information set forth in the Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 15, 2006, under the section “The Merger—Financing for the Merger” is incorporated herein by reference. The information set forth in the sections of the Offer to Purchase entitled “Sources and Amount of Funds” is incorporated also herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership

The information set forth under Item 4(b) above is incorporated herein by reference.

(b) Securities Transactions

None of the persons referenced in this item have engaged in any transactions in the Notes during the 60 days preceding the date of this Schedule TO.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the sections of the Offer to Purchase entitled “Summary” and “Dealer Manager and Solicitation Agent, Information Agent, Depositary Agent” is incorporated herein by reference.

Item 10.  Financial Statements.

(a) Financial Information

The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the Company is a public reporting company that files reports electronically through EDGAR.

(b) Pro Forma Information

The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the Company is a public reporting company that files reports electronically through EDGAR.

Item 11.  Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings

(1) None.

(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(3) The information set forth in the Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on December 15, 2006, under the section “The Merger—Regulatory Approvals” is incorporated herein by reference.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information.

The information set forth in the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 15, 2006 is incorporated herein by reference. The information set forth in the Offer to Purchase and the Letter of Transmittal is also incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated January 29, 2007
(a)(1)(ii)	Letter of Transmittal and Consent
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(1)(iv)	Letter to Clients
(a)(5)	Press release issued by IMPSAT Fiber Networks, Inc. on January 29, 2007
(b)	Not applicable
(d)(i)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 15, 2006
(d)(ii)
Form of Support Agreements of Morgan Stanley & Co. Incorporated, W.R. Huff Asset Management Co., L.L.C. and Mariano Torre Gomez (incorporated herein by reference to Exhibits A-1, A-2 and A-3 to the Agreement and Plan of Merger, dated as of October 25, 2006, among IMPSAT Fiber Networks, Inc., Global Crossing Limited and GC Crystal Acquisition, Inc. filed on Form 8-K with the SEC on October 30, 2006)

(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 29, 2007

IMPSAT FIBER NETWORKS, INC.
/s/ Hector Alonso
Name: Hector Alonso Title: Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description
Exhibit (a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated January 29, 2007
Exhibit (a)(1)(ii)	Letter of Transmittal and Consent
Exhibit (a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
Exhibit (a)(1)(iv)	Letter to Clients
Exhibit (a)(5)	Press release issued by IMPSAT Fiber Networks, Inc. on January 29, 2007
Exhibit (b)	Not applicable
Exhibit (d)(i)	Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 15, 2006
Exhibit (d)(ii)
Form of Support Agreements of Morgan Stanley & Co. Incorporated, W.R. Huff Asset Management Co., L.L.C. and Mariano Torre Gomez (incorporated herein by reference to Exhibits A-1, A-2 and A-3 to the Agreement and Plan of Merger, dated as of October 25, 2006, among IMPSAT Fiber Networks, Inc., Global Crossing Limited and GC Crystal Acquisition, Inc. filed on Form 8-K with the SEC on October 30, 2006)

Exhibit (g)	Not applicable
Exhibit (h)	Not applicable